Exhibit (a)(2)(D)

CKX, INC.
650 Madison Avenue
New York, New York 10022

May 17, 2011

Dear CKx, Inc. Stockholder:

We are pleased to inform you that we have entered into a definitive merger agreement with affiliates of Apollo Management VII, L.P.

Pursuant to the terms of the merger agreement, an affiliate of Apollo Management (“Offeror”) has commenced a tender offer to purchase all of the outstanding shares of CKx’s common stock at a purchase price of $5.50 per share in cash. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, June 14, 2011 (the end of the day on Tuesday).

If the tender offer is successful, the offer will be followed by the merger of an affiliate of Apollo Management into CKx with CKx surviving the merger as a direct wholly-owned subsidiary of that affiliate, subject to the terms and conditions set forth in the merger agreement. In the merger, the shares of CKx’s common stock that were not acquired in the tender offer (other than shares held by stockholders who properly exercise dissenters’ rights under Delaware law) will be converted into the right to receive the same price per share in cash paid in the tender offer (without interest and subject to applicable withholding taxes).

The CKx board of directors recommends that CKx’s stockholders: (i) accept Offeror’s tender offer; (ii) tender their shares to Offeror pursuant to the tender offer, and (iii) to the extent required to consummate the merger, adopt the merger agreement and approve the merger.

In arriving at its recommendation, the CKx board of directors considered a number of factors. These factors are discussed in the attached solicitation/recommendation statement on Schedule 14D-9.

In addition, enclosed are the offer to purchase relating to the tender offer, letter of transmittal and related documents. These documents set forth the terms and conditions of the tender offer and provide information as to how to tender your shares in the tender offer. We urge you to read these documents and to consider this information carefully. If you have any questions regarding the tender offer, the merger or how to tender your shares, please contact Innisfree M&A Incorporated, the information agent for the tender offer, at (888) 750-5834 (toll-free) or (212) 750-5833 (collect).

We greatly appreciate and thank you for the continued support and encouragement you have shown CKx.

Sincerely,

Michael G. Ferrel
Chairman and Chief Executive Officer